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                                    EXHIBIT 1


RANDGOLD & EXPLORATION REALISES R124 MILLION TO SETTLE DEBT AND FUND FURTHER DEVELOPMENTS


Johannesburg, 17 June 2003 - Randgold & Exploration (JSE:RNG)
(NASDAQ:RANGY) has sold 1 million of its shares in the London listed Randgold Resources (LSE:RRS) (NASDAQ:GOLD), thereby reducing its stake in the company from 48% to 45%. The shares have been placed with a range of institutional investors.

Chairman Roger Kebble said the sale would realise some R124 million of which R45 million will be used to settle some of the debt in Randgold & Exploration and R79 million to support the development of the group's South African business plans. In addition, the sale will further enhance the share liquidity of Randgold Resources and broaden that company's shareholder base, particularly in the London market.

Randgold & Exploration recently announced that it had concluded an agreement in terms of which Marathodi Resources, a black empowerment company, would acquire a 26% interest in its subsidiary, Minrico. "Using the extremely successful model we applied to Randgold Resources, Randgold & Exploration and Marathodi will seek to build Minrico into a sustainably profitable exploration, development and mining business, geared to the needs of the new South Africa," Kebble said.

"When we reduced our stake in Randgold Resources from over 60% to under 50% at the time of its listing on Nasdaq last year, we said we expected the diminution in the size of our holding to be more than offset by an increase in its value, and this has in fact happened. We believe the market's current re-rating of Randgold Resources is likely to be sustained and that given the company's stated commitment to the aggressive pursuit of organic as well as corporate development opportunities, our investment offers further upside," he said.



Issued on behalf of Randgold & Exploration by du Plessis Associates. dPA contact Kathy du Plessis on e-mail randgold@dpapr.com, Tel: 27(11) 728 4701 or cell: (0)83 266 5847.